- -------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                 GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC.
                 ----------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                   0003898931
                                 --------------
                                  CUSIP Number


                   HELLMAN & FRIEDMAN CAPITAL MANAGEMENT, INC.
                         One Maritime Plaza, 12th Floor
                        San Francisco, California   94111
                                 (415) 788-5111

                                 with a copy to:

                              Paul J. Mundie, Esq.
                        Heller, Ehrman, White & McAuliffe
                                 333 Bush Street
                        San Francisco, California   94104
                                 (415) 772-6186
                      -------------------------------------
                       (Name, address and telephone number
                         of person authorized to receive
                           notices and communications)

                                 AUGUST 25, 1995
                         -------------------------------
                          (Date of Event which requires
                            filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this
statement because of Rule 13d-1(b)(3) or (4), check the following:   /  /

Check the following box if a fee is being paid with this statement:  /  /


                              (Page 1 of 31 pages)

          1)   Name of Reporting Persons:

                    Hellman & Friedman Capital Partners,
                    a California Limited Partnership
- -------------------------------------------------------------------------------
          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)
               ------
          (a)    XX
               ------    ------------------------------------------------------
               ------
          (b)
               ------    ------------------------------------------------------
- -------------------------------------------------------------------------------
          3)   SEC Use Only
                              -------------------------------------------------
- -------------------------------------------------------------------------------
          4)   Source of Funds (See Instructions):  WC
- -------------------------------------------------------------------------------
               ------
          5)           Check if Disclosure of Legal proceedings
               ------  is Required Pursuant to Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
          6)   Citizenship or Place of Organization:  California
- -------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of               -------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  -0-
   Owned              -------------------------------------------
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            -------------------------------------------
  Person
   With               10)  Shared Dispositive Power:  -0-
- -------------------------------------------------------------------------------
         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  19,998
- -------------------------------------------------------------------------------
              ------
         12)          Check if the Aggregate Amount in Row (11)
              ------  Excludes Certain Shares (See Instructions)
- -------------------------------------------------------------------------------
         13)  Percent of Class Represented by amount in Row (11):
              Less than 1%
- -------------------------------------------------------------------------------
         14)  Type of Reporting Person (See Instructions):  PN
- -------------------------------------------------------------------------------


                              (Page 2 of 31 pages)

          1)   Name of Reporting Persons:

                    Hellman & Friedman Capital Partners International (BVI)
- -------------------------------------------------------------------------------
          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)
               ------
          (a)    XX
               ------    ------------------------------------------------------
               ------
          (b)
               ------    ------------------------------------------------------
- -------------------------------------------------------------------------------
          3)   SEC Use Only

                              -------------------------------------------------
- -------------------------------------------------------------------------------
          4)   Source of Funds (See Instructions):  WC
- -------------------------------------------------------------------------------
               ------
          5)           Check if Disclosure of Legal proceedings
               ------  is Required Pursuant to Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
          6)   Citizenship or Place of Organization:  British
               Virgin Islands
- -------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of               ---------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  -0-
   Owned              ---------------------------------------------------------
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ---------------------------------------------------------
  Person
   With               10)  Shared Dispositive Power:  -0-
- -------------------------------------------------------------------------------
         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  19,998
- -------------------------------------------------------------------------------
              ------
         12)          Check if the Aggregate Amount in Row (11)
              ------  Excludes Certain Shares (See Instructions)
- -------------------------------------------------------------------------------
         13)  Percent of Class Represented by amount in Row (11):
              Less than 1%
- -------------------------------------------------------------------------------
         14)  Type of Reporting Person (See Instructions):  PN
- -------------------------------------------------------------------------------


                              (Page 3 of 31 pages)

          1)   Name of Reporting Persons:

                    H&F Redwood Partners, L.P.,
                    a California limited partnership
- -------------------------------------------------------------------------------
          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)
               ------
          (a)    XX
               ------    ------------------------------------------------------
               ------
          (b)
               ------    ------------------------------------------------------
- -------------------------------------------------------------------------------
          3)   SEC Use Only
                              -------------------------------------------------
- -------------------------------------------------------------------------------
          4)   Source of Funds (See Instructions):  WC
- -------------------------------------------------------------------------------
               ------
          5)           Check if Disclosure of Legal proceedings
               ------  is Required Pursuant to Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
          6)   Citizenship or Place of Organization:  California
- -------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of               ---------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  -0-
   Owned              ---------------------------------------------------------
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ---------------------------------------------------------
  Person
   With               10)  Shared Dispositive Power:  -0-
- -------------------------------------------------------------------------------
         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  19,998
- -------------------------------------------------------------------------------
              ------
         12)          Check if the Aggregate Amount in Row (11)
              ------  Excludes Certain Shares (See Instructions)
- -------------------------------------------------------------------------------
         13)  Percent of Class Represented by amount in Row (11):
              Less than 1%
- -------------------------------------------------------------------------------
         14)  Type of Reporting Person (See Instructions):  PN
- -------------------------------------------------------------------------------


                              (Page 4 of 31 pages)

          1)   Name of Reporting Persons:

                    Hellman & Friedman Capital Management,
                    a California Limited Partnership
- -------------------------------------------------------------------------------
          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)
               ------
          (a)    XX
               ------    ------------------------------------------------------
               ------
          (b)
               ------    ------------------------------------------------------
- -------------------------------------------------------------------------------
          3)   SEC Use Only
                              -------------------------------------------------
- -------------------------------------------------------------------------------
          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
- -------------------------------------------------------------------------------
               ------
          5)           Check if Disclosure of Legal proceedings
               ------  is Required Pursuant to Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
          6)   Citizenship or Place of Organization:  California
- -------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of               ---------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  -0-
   Owned              ---------------------------------------------------------
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ---------------------------------------------------------
  Person
   With               10)  Shared Dispositive Power:  -0-
- -------------------------------------------------------------------------------
         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  19,998
- -------------------------------------------------------------------------------
              ------
         12)          Check if the Aggregate Amount in Row (11)
              ------  Excludes Certain Shares (See Instructions)
- -------------------------------------------------------------------------------
         13)  Percent of Class Represented by amount in Row (11):
              Less than 1%
- -------------------------------------------------------------------------------
         14)  Type of Reporting Person (See Instructions):  PN
- -------------------------------------------------------------------------------


                              (Page 5 of 31 pages)

          1)   Name of Reporting Persons:

                    Hellman & Friedman Capital Management,
                    International, a California Limited Partnership
- -------------------------------------------------------------------------------
          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)
               ------
          (a)    XX
               ------    ------------------------------------------------------
               ------
          (b)
               ------    ------------------------------------------------------
- -------------------------------------------------------------------------------
          3)   SEC Use Only
                              -------------------------------------------------
- -------------------------------------------------------------------------------
          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
- -------------------------------------------------------------------------------
               ------
          5)           Check if Disclosure of Legal proceedings
               ------  is Required Pursuant to Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
          6)   Citizenship or Place of Organization:  California
- -------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of               ---------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  -0-
   Owned              ---------------------------------------------------------
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ---------------------------------------------------------
  Person
   With               10)  Shared Dispositive Power:  -0-
- -------------------------------------------------------------------------------
         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  19,998
- -------------------------------------------------------------------------------
              ------
         12)          Check if the Aggregate Amount in Row (11)
              ------  Excludes Certain Shares (See Instructions)
- -------------------------------------------------------------------------------
         13)  Percent of Class Represented by amount in Row (11):
              Less than 1%
- -------------------------------------------------------------------------------
         14)  Type of Reporting Person (See Instructions): PN
- -------------------------------------------------------------------------------


                              (Page 6 of 31 pages)

          1)   Name of Reporting Persons:

                    H&F Redwood Investors, L.P.,
                    a California Limited Partnership
- -------------------------------------------------------------------------------
          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)
               ------
          (a)    XX
               ------    ------------------------------------------------------
               ------
          (b)
               ------    ------------------------------------------------------
- -------------------------------------------------------------------------------
          3)   SEC Use Only
                              -------------------------------------------------
- -------------------------------------------------------------------------------
          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
- -------------------------------------------------------------------------------
               ------
          5)           Check if Disclosure of Legal proceedings
               ------  is Required Pursuant to Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
          6)   Citizenship or Place of Organization:  California
- -------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of               ---------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  -0-
   Owned              ---------------------------------------------------------
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ---------------------------------------------------------
  Person
   With               10)  Shared Dispositive Power:  -0-
- -------------------------------------------------------------------------------
         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  19,998
- -------------------------------------------------------------------------------
              ------
         12)          Check if the Aggregate Amount in Row (11)
              ------  Excludes Certain Shares (See Instructions)
- -------------------------------------------------------------------------------
         13)  Percent of Class Represented by amount in Row (11):
              Less than 1%
- -------------------------------------------------------------------------------
         14)  Type of Reporting Person (See Instructions):  PN
- -------------------------------------------------------------------------------


                              (Page 7 of 31 pages)

          1)   Name of Reporting Persons:

                    Hellman & Friedman Capital Management, Inc.

- -------------------------------------------------------------------------------
          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)
               ------
          (a)    XX
               ------    ------------------------------------------------------
               ------
          (b)
               ------    ------------------------------------------------------
- -------------------------------------------------------------------------------
          3)   SEC Use Only
                              -------------------------------------------------
- -------------------------------------------------------------------------------
          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
- -------------------------------------------------------------------------------
               ------
          5)           Check if Disclosure of Legal proceedings
               ------  is Required Pursuant to Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
          6)   Citizenship or Place of Organization:  California
- -------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of               ---------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  -0-
   Owned              ---------------------------------------------------------
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ---------------------------------------------------------
  Person
   With               10)  Shared Dispositive Power:  -0-
- -------------------------------------------------------------------------------
         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  19,998
- -------------------------------------------------------------------------------
              ------
         12)          Check if the Aggregate Amount in Row (11)
              ------  Excludes Certain Shares (See Instructions)
- -------------------------------------------------------------------------------
         13)  Percent of Class Represented by amount in Row (11):
              Less than 1%
- -------------------------------------------------------------------------------
         14)  Type of Reporting Person (See Instructions):  CO
- -------------------------------------------------------------------------------


                              (Page 8 of 31 pages)

          1)   Name of Reporting Persons:

                    H&F Capital Management International, Inc.

- -------------------------------------------------------------------------------
          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)
               ------
          (a)    XX
               ------    ------------------------------------------------------
               ------
          (b)
               ------    ------------------------------------------------------
- -------------------------------------------------------------------------------
          3)   SEC Use Only
                              -------------------------------------------------
- -------------------------------------------------------------------------------
          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
- -------------------------------------------------------------------------------
               ------
          5)           Check if Disclosure of Legal proceedings
               ------  is Required Pursuant to Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
          6)   Citizenship or Place of Organization:  California
- -------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of               ---------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  -0-
   Owned              ---------------------------------------------------------
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ---------------------------------------------------------
  Person
   With               10)  Shared Dispositive Power:  -0-
- -------------------------------------------------------------------------------
         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  19,998
- -------------------------------------------------------------------------------
              ------
         12)          Check if the Aggregate Amount in Row (11)
              ------  Excludes Certain Shares (See Instructions)
- -------------------------------------------------------------------------------
         13)  Percent of Class Represented by amount in Row (11):
              Less than 1%
- -------------------------------------------------------------------------------
         14)  Type of Reporting Person (See Instructions):  CO
- -------------------------------------------------------------------------------


                              (Page 9 of 31 pages)

          1)   Name of Reporting Persons:

                    H&F Redwood Investors, Inc.,
                    a California corporation
- -------------------------------------------------------------------------------
          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)
               ------
          (a)    XX
               ------    ------------------------------------------------------
               ------
          (b)
               ------    ------------------------------------------------------
- -------------------------------------------------------------------------------
          3)   SEC Use Only
                              -------------------------------------------------
- -------------------------------------------------------------------------------
          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
- -------------------------------------------------------------------------------
               ------
          5)           Check if Disclosure of Legal proceedings
               ------  is Required Pursuant to Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
          6)   Citizenship or Place of Organization:  California
- -------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of               ---------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  -0-
   Owned              ---------------------------------------------------------
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ---------------------------------------------------------
  Person
   With               10)  Shared Dispositive Power:  -0-
- -------------------------------------------------------------------------------
         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  19,998
- -------------------------------------------------------------------------------
              ------
         12)          Check if the Aggregate Amount in Row (11)
              ------  Excludes Certain Shares (See Instructions)
- -------------------------------------------------------------------------------
         13)  Percent of Class Represented by amount in Row (11):
              Less than 1%
- -------------------------------------------------------------------------------
         14)  Type of Reporting Person (See Instructions):  CO
- -------------------------------------------------------------------------------


                              (Page 10 of 31 pages)

          1)   Name of Reporting Persons:

                    F. Warren Hellman


- -------------------------------------------------------------------------------
          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)
               ------
          (a)    XX
               ------    ------------------------------------------------------
               ------
          (b)
               ------    ------------------------------------------------------
- -------------------------------------------------------------------------------
          3)   SEC Use Only
                              -------------------------------------------------
- -------------------------------------------------------------------------------
          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
- -------------------------------------------------------------------------------
               ------
          5)           Check if Disclosure of Legal proceedings
               ------  is Required Pursuant to Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
          6)   Citizenship or Place of Organization:  United States
- -------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:       18,332
     of               ---------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:      -0-
   Owned              ---------------------------------------------------------
     by
   Each                9)  Sole Dispositive Power:  18,332
 Reporting            ---------------------------------------------------------
  Person
   With               10)  Shared Dispositive Power:  -0-
- -------------------------------------------------------------------------------
         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  19,998
- -------------------------------------------------------------------------------
              ------
         12)          Check if the Aggregate Amount in Row (11)
              ------  Excludes Certain Shares (See Instructions)
- -------------------------------------------------------------------------------
         13)  Percent of Class Represented by amount in Row (11):
              Less than 1%
- -------------------------------------------------------------------------------
         14)  Type of Reporting Person (See Instructions):  IN
- -------------------------------------------------------------------------------


                              (Page 11 of 31 pages)

          1)   Name of Reporting Persons:

                    Tully M. Friedman

- -------------------------------------------------------------------------------
          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)
               ------
          (a)    XX
               ------    ------------------------------------------------------
               ------
          (b)
               ------    ------------------------------------------------------
- -------------------------------------------------------------------------------
          3)   SEC Use Only
                              -------------------------------------------------
- -------------------------------------------------------------------------------
          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
- -------------------------------------------------------------------------------
               ------
          5)           Check if Disclosure of Legal proceedings
               ------  is Required Pursuant to Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
          6)   Citizenship or Place of Organization:  United States
- -------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:  -0-
     of               ---------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  -0-
   Owned              ---------------------------------------------------------
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ---------------------------------------------------------
  Person
   With               10)  Shared Dispositive Power:  -0-
- -------------------------------------------------------------------------------
         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  19,998
- -------------------------------------------------------------------------------
              ------
         12)          Check if the Aggregate Amount in Row (11)
              ------  Excludes Certain Shares (See Instructions)
- -------------------------------------------------------------------------------
         13)  Percent of Class Represented by amount in Row (11):
              Less than 1%
- -------------------------------------------------------------------------------
         14)  Type of Reporting Person (See Instructions):  IN
- -------------------------------------------------------------------------------


                              (Page 12 of 31 pages)

          1)   Name of Reporting Persons:

                    John M. Pasquesi

- -------------------------------------------------------------------------------
          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)
               ------
          (a)    XX
               ------    ------------------------------------------------------
               ------
          (b)
               ------    ------------------------------------------------------
- -------------------------------------------------------------------------------
          3)   SEC Use Only
                              -------------------------------------------------
- -------------------------------------------------------------------------------
          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
- -------------------------------------------------------------------------------
               ------
          5)           Check if Disclosure of Legal proceedings
               ------  is Required Pursuant to Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
          6)   Citizenship or Place of Organization:  United States
- -------------------------------------------------------------------------------
   Number              7)  Sole Voting Power:    1,666
     of               ---------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  -0-
   Owned              ---------------------------------------------------------
     by
   Each                9)  Sole Dispositive Power:  1,666
 Reporting            ---------------------------------------------------------
  Person
   With               10)  Shared Dispositive Power:  -0-
- -------------------------------------------------------------------------------
         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  19,998
- -------------------------------------------------------------------------------
              ------
         12)          Check if the Aggregate Amount in Row (11)
              ------  Excludes Certain Shares (See Instructions)
- -------------------------------------------------------------------------------
         13)  Percent of Class Represented by amount in Row (11):
              Less than 1%
- -------------------------------------------------------------------------------
         14)  Type of Reporting Person (See Instructions):  IN
- -------------------------------------------------------------------------------


                              (Page 13 of 31 pages)

          Hellman & Friedman Capital Management, Inc., a California corporation ("Capital Management"), hereby amends the Statement on Schedule 13D, as filed July 30, 1990, as amended on September 4, 1990, November 26, 1991 and February __, 1992 (the "Statement"), with respect to the shares of Common Stock, $0.01 par value (the "Common Stock") of Great American Management and Investment, Inc., a Delaware corporation (the "Issuer"). This Amendment to the Statement is filed by Capital Management on its own behalf and on behalf of Hellman & Friedman Capital Partners, a California Limited Partnership, Hellman & Friedman Capital Management, A California Limited Partnership, Hellman & Friedman Capital Partners International (BVI), a British Virgin Islands Partnership, Hellman and Friedman Capital Management International, a California Limited Partnership, H&F Capital Management International, Inc., a California corporation, H&F Redwood Partners, L.P., a California limited partnership, H&F Redwood Investors, L.P., a California limited partnership, H&F Redwood Investors, Inc., a California corporation, F. Warren Hellman, individually and as trustee of the Hellman Family Revocable Trust Dated December 17, 1984 as the same has been and may be amended, Tully M. Friedman, individually and as trustee of the Tully M.
Friedman Revocable Trust UDA January 3, 1980 as the same may be amended, and John M. Pasquesi (collectively the "Reporting Persons"). Unless otherwise indicated, capitalized terms used below but not defined herein have the meanings assigned to them in the Statement.

          Pursuant to Rule 101 of Regulation S-T, this Amendment to the Statement restates the entire text of the Statement as amended through the date hereof. Pursuant to such Rule previously filed paper exhibits are not being restated electronically.

COVER PAGES

          The cover pages to the Statement for the Reporting Persons identified therein are amended to read as shown on the cover pages included in this Amendment.

Item 1.   SECURITY AND ISSUE.

          The class of equity securities to which this statement relates is the common stock, $0.01 par value (the "Common Stock") of Great American Management and Investment, Inc., a corporation incorporated under the laws of Delaware (the "Issuer") whose principal executive offices are located at Two North Riverside Plaza, Suite 1950, Chicago, Illinois 60606.

Item 2.   IDENTITY AND BACKGROUND.

          Item 2 of the Statement is amended to read in its entirety as follows:

          This statement is filed on behalf of Hellman & Friedman Capital Partners, a California Limited Partnership ("Capital Partners"), Hellman & Friedman Capital Management, a California


                              (Page 14 of 31 pages)

Limited Partnership, the general partner of Capital Partners ("Capital Management"), Hellman & Friedman Capital Management, Inc., a California corporation, the general partner of Capital Management ("Capital Management, Inc."), Hellman & Friedman Capital Partners International (BVI), a partnership formed under the laws of the British Virgin Islands ("Capital Partners International"), Hellman & Friedman Capital Management International, a California Limited Partnership, the managing partner of Capital Partners International ("Capital Management International"), H&F Capital Management International, Inc., the general partner of Capital Management International ("Management International, Inc."), H&F Redwood Partners, L.P., a California limited partnership ("Redwood Partners"), H&F Redwood Investors, L.P., a California limited partnership, the general partner of Redwood Partners, ("Investors, L.P."), H&F Redwood Investors, Inc., a California corporation, the general partner of Investors, L.P., ("Investors, Inc."), F. Warren Hellman, Tully M. Friedman, (each the trustee of a revocable trust which is a 50% shareholder in each of Management, Inc., Management International, Inc., and Investors, Inc.), and John M. Pasquesi.

          The foregoing partnerships, corporations and individuals (referred to collectively herein as the "Reporting Persons"), because of common ultimate control of their investment decisions by Messrs. Hellman and Friedman, constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. Although Messrs. Hellman and Friedman are not obligated to cause all shares owned by the group to be voted similarly, they are likely to do so.

          a.   CAPITAL PARTNERS

          The principal executive offices of Capital Partners are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Capital Partners was formed for the purpose of making investments in a variety of special situations, including, without limitation, financial restructurings, recapitalizations, financial service start-up companies, leveraged buy-outs and taking positions in undervalued public companies. Capital Partners is a limited partnership formed in September 1987 under the laws of the State of California.

          b.   CAPITAL MANAGEMENT.

          The principal executive offices of Capital Management are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Capital Management is a limited partnership formed under the laws of California in September 1987 for the purpose of serving as the general partner of Capital Partners.

          c.   MANAGEMENT, INC.

          The principal executive offices of Management, Inc. are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Management, Inc. is a California corporation whose principal business is serving as the general partner of


                              (Page 15 of 31 pages)

Capital Management. The sole shareholders of Management, Inc. are two revocable trusts. F. Warren Hellman is the trustee of one of the trusts and Tully M. Friedman is the trustee of the other trust. The names, address, present principal occupations and citizenships of the executive officers and members of the Board of Directors of Management, Inc. are set forth on Schedule 1 hereto.

          d.   CAPITAL PARTNERS INTERNATIONAL.

          The principal executive offices of Capital Partners International are located at Wickhams Cay, Road Town, Tortola, British Virgin Islands. Capital Partners International is a partnership formed under the laws of the British Virgin Islands in December 1987 for the purpose of making investments in a variety of special situations, including, without limitation, financial restructurings, recapitalizations, financial service start-up companies, leveraged buy-outs and taking positions in undervalued public companies.

          The partners in Capital Partners International are Capital Management International and H&F Investment Capital International, Inc., a British Virgin Islands international business company ("H & F Investment"). Pursuant to the partnership agreement of Capital Partners International, Capital Management International serves as the managing partner of Capital Partners International, and as such directs the affairs of Capital Partners International (including controlling the disposition and voting of securities held by Capital Partners International) in much the same manner as would the general partner of a limited partnership. Information regarding Capital Management International is provided in paragraph (e) below. By contrast, H&F Investment functions essentially as would a limited partner in a limited partnership, and as such does not control (or share in the control of) the voting or disposition of securities owned by Capital Partners International. The names, addresses, present principal occupations and citizenships of the executive officers and members of the board of directors of H & F Investment are set forth on Schedule 2 hereto.

          e.   CAPITAL MANAGEMENT INTERNATIONAL.

          Capital Management International has its principal executive offices at Wickhams Cay, Road Town, Tortola, British Virgin Islands. Capital Management International is a limited partnership formed under the laws of the State of California in November 1987 for the purpose of acting as the managing partner of Capital Partners International.

          f.   MANAGEMENT INTERNATIONAL, INC.

          Management International, Inc. has its principal executive offices at Wickhams Cay, Road Town, Tortola, British Virgin Islands. The principal business of Management International, Inc., a California corporation formed in October 1987, is to act as the general partner of Capital Management


                              (Page 16 of 31 pages)

International. The sole shareholders of Management International, Inc. are two revocable trusts. F. Warren Hellman is the trustee of one of the trusts and Tully M. Friedman is the trustee of the other. The names, addresses, present principal occupations and citizenships of the executive officers and members of the board of directors of Management International, Inc. are set forth on
Schedule 3 hereto.

          g.   REDWOOD PARTNERS.

          The principal executive offices of Redwood Partners are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Redwood Partners was formed for the purpose of acquiring a portion of the investment portfolio of Capital Partners International, and may make certain follow-up investments at the discretion of its general partner. Redwood Partners is a limited partnership formed in December, 1991 under the laws of the State of California.

          h.   INVESTORS, L.P.

          The principal executive offices of Investors, L.P. are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Investors, L.P. is a limited partnership formed under the laws of the State of California in December, 1991 for the purpose of serving as the general partner of Redwood Partners.

          i.   INVESTORS, INC.

          The principal executive offices of Investors, Inc. are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Investors, Inc. is a California corporation whose principal business is serving as the general partner of Investors, L.P. The sole shareholders of Investors, Inc. are two revocable trusts. F. Warren Hellman is the trustee of one of the trusts and Tully M. Friedman is the trustee of the other. The names, addresses, present principal occupations and citizenships of the executive officers and members of the board of directors of Investors, Inc. are set forth on Schedule 4 hereto.

          j.   F. WARREN HELLMAN.

          Mr. Hellman is a trustee of a revocable trust which owns 50% of the outstanding common stock of Management, Inc., Management International, Inc. and Investors, Inc. Mr. Hellman's business address is One Maritime Plaza, 12th Floor , San Francisco, California 94111. Mr. Hellman is a partner of Hellman & Friedman, a general partnership formed under the laws of California, and as such is primarily engaged in investment activities.

          k.   TULLY M. FRIEDMAN.

          Tully M. Friedman is a trustee of a revocable trust which owns 50% of the outstanding common stock of Management,


                              (Page 17 of 31 pages)

Inc., Management International, Inc., and Investors, Inc. Mr. Friedman's business address is One Maritime Plaza, 12th Floor, San Francisco, California 94111. Mr. Friedman is a partner of Hellman & Friedman, a general partnership formed under the laws of California, and as such is primarily engaged in investment activities.

          l.   JOHN M. PASQUESI

          Mr. Pasquesi is Vice President and Secretary of Capital Management, Capital Management International and Investors, Inc. His business address is One Maritime Plaza, 12th Floor, San Francisco, California 94111. Mr. Pasquesi is a partner in Hellman & Friedman, a general partnership formed under the laws of California, and as such is presently engaged in investment activities.

          During the last five years none of the Reporting Persons named above, nor any of the directors or executive officers of each of Management, Inc., Management International, Inc., H&F Investments and Investors, Inc. have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is amended to read in its entirety as follows:

          As of July 17, 1990, Capital Partners, Capital Partners International, the Issuer and Equity Holdings Limited, an Illinois limited partnership ("Equity Holdings") entered into a Stock Purchase Agreement ("Purchase Agreement"). Pursuant to the Purchase Agreement, Capital Partners agreed to acquire 1,820,189 shares of Common Stock of the Issuer for an aggregate purchase price of $45,729,725, and Capital Partners International agreed to acquire 170,811 shares of Common Stock of the Issuer for an aggregate purchase price of $4,270,275.
The Purchase Agreement is attached hereto as Exhibit 7(2) and is incorporated herein by this reference. The purchase of shares of Common Stock pursuant to the Purchase Agreement closed on August 30, 1990. The funds used by Capital Partners and Capital Partners International to pay their respective portions of the purchase price were obtained by each such partnership from capital contributions made by their respective partners pursuant to pre-existing capital commitments.

          On December 31, 1991 Redwood Partners acquired 65,696 shares of Common Stock previously held by Capital Partners International. The shares were contributed to Redwood Partners by its general and limited partner, respectively. The limited partner of Redwood Partners, Vencap Holdings (1987) Pte. Ltd. ("Vencap") acquired the 65,039 shares of Common Stock that it contributed to Redwood Partners from H&F Investment Capital International, Inc., a British Virgin Islands international business company (the "Investment Partner") and one of the partners in Capital Partners International, in redemption of Vencap's capital stock in the Investment Partner. The Investment Partner in turn had acquired such securities by means of a distribution from Capital Partners International. The balance of the shares acquired by Redwood Partners (657 shares of Common Stock) were contributed to it by Investors, L.P. Investors, L.P.


                              (Page 18 of 31 pages)
in turn received such shares as a capital contribution from its partners, who had in turn received such shares by means of a distribution from Capital Partners International to Capital Management International, and from Capital Management International to its partners (and, in the case of Messrs. Hellman and Friedman, by means of a further distribution to these revocable trusts by Management International, Inc., which they immediately contributed to Investors, Inc.). The foregoing transactions are more particularly described in the Asset Transfer Agreement attached hereto as Exhibit 7(4).

          All of the shares of Common Stock acquired from the Issuer pursuant to the Purchase Agreement were sold back to the Issuer pursuant to the Stock Purchase Agreement dated as of August 25, 1995 (the "Exchange Agreement") in consideration of the delivery by the Issuer to Capital Partners, Capital Partners International and Redwood Partners of 1,609,686, 92,501, and 57,813 shares of common stock of The Vigoro Corporation, respectively, which shares were previously held by the Issuer. A copy of the Exchange Agreement is attached hereto as Exhibit 7(5).

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended to read in its entirety as follows:

          Pursuant to the Exchange Agreement each of Capital Partners, Capital Partners International and Redwood Partners have sold all of their shares of Common Stock of the Issuer. Further, the Reporting Persons have entered into an agreement titled "Waiver and Termination of Certain Agreements" (the "Termination Agreement") attached as Exhibit 7(7) hereto, which provides for the termination of the Purchase Agreement and related agreements between the parties thereto, but for provisions relating to indemnification rights of certain of the Reporting Persons. Pursuant to the Exchange Agreement and the Termination Agreement, the Reporting Persons have surrendered, among other rights, the right to nominate director for election to the Issuer's board.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Items 5(a) and (b) are amended by deleting the beneficial ownership table following the first paragraph of Item 5 and inserting in lieu thereof the following:


                              (Page 19 of 31 pages)

                                NO. OF SHARES  PERCENTAGE         POWER TO VOTE             POWER TO DISPOSE
                                 BENEFICIALLY     OF
PERSON                              OWNED       CLASS(1)      SOLE(2)      SHARED(2)      SOLE(2)      SHARED(2)
- ------                          -------------  ----------     -------      ---------      -------      ---------
Capital Partners                     -0-           *           -0-           -0-           -0-           -0-

Capital Management                   -0-           *           -0-           -0-           -0-           -0-

Management, Inc.                     -0-           *           -0-           -0-           -0-           -0-

Capital Partners International       -0-           *           -0-           -0-           -0-           -0-

Capital Management International     -0-           *           -0-           -0-           -0-           -0-

Management International, Inc.       -0-           *           -0-           -0-           -0-           -0-

Redwood Partners                     -0-           *           -0-           -0-           -0-           -0-

Investors, L.P.                      -0-           *           -0-           -0-           -0-           -0-

Investors, Inc.                      -0-           *           -0-           -0-           -0-           -0-

F. Warren Hellman                   18,332         *          18,332         -0-           18,332        -0-

Tully M. Friedman                    -0-           *           -0-           -0-           -0-           -0-

John M. Pasquesi                     1,666         *           1,666         -0-           1,666         -0-

Group                               19,998         *          19,998         -0-          19,998         -0-

          Item 5(c) of the Statement is hereby amended to read as follows:

               On August 25, 1995 the transactions contemplated in the Exchange Agreement were effected, resulting in the sale of all shares of Common Stock held by the Reporting Persons other than the options to acquire shares of Common Stock held by Messrs. Hellman and Pasquesi as disclosed pursuant to items 5(a) and (b) above.

          Item 5(d) of the Statements is deleted, as no longer applicable.

          Item 5(e) of the Statement is hereby amended to read as follows:


- ------------------

      *   Less than 1%

     (1) The reported percentages have been determined based on the number of outstanding shares of the Issuer's Common Stock on August 1, 1995, reported to be 11,194,587 in Issuer's 10-Q for the quarter ended on June 30, 1995.

     (2) Each of Capital Partners, Capital Management, and Management, Inc. shared power to vote and power to dispose of the shares of Common Stock beneficially owned by them with each other and with Messers. Hellman and Friedman, which individuals ultimately control the voting and disposition of such shares; each of Capital Partners International, Capital Management International and Management International, Inc. similarly shared power to vote and power to dispose of the shares of Common Stock beneficially owned by them with each other and Messrs. Hellman and Friedman, which individuals ultimately control the voting and disposition of such shares. Each of Redwood Partners, Investors, L.P. and Investors, Inc. shared power to vote and power to dispose of the shares of Common Stock beneficially owned by them with each other and with Messrs. Hellman and Friedman, which individuals ultimately control the voting and dispostion of such shares. Messrs. Hellman and Friedman shared power to vote and power to dispose of the shares of Commmon Stock beneficially owned by them with each other and the various other Reporting Persons.


                              (Page 20 of 31 pages)

               The Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer's Common Stock on August 25, 1995.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Statement is hereby amended to read as follows:

          PURCHASE AGREEMENT.

               The Reporting Persons acquired the shares of Common Stock pursuant to the Purchase Agreement attached as Exhibit 7(2). The right of co-sale which was granted under the Agreement to Equity Holdings has been waived in connection with the disposition of the Reporting Persons shares pursuant to the Exchange Agreement attached as Exhibit 7(6).

          REDWOOD PARTNERS ACQUISITION

               On December 31, 1991 Redwood Partners acquired 65,696 shares of Common Stock as described in Item 3 above pursuant to the Asset Transfer Agreement attached as Exhibit 7(4). Simultaneously with such transfer, Capital Partners International, Redwood Partners Equity Holding and the Issuer entered into the Transfer and Consent Agreement attached as Exhibit 7(5) hereto in order to ensure that Redwood Partners would enjoy the same rights under the Purchase Agreement with respect to the Common Stock acquired from Capital Partners International as had been enjoyed by Capital Partners International.

          EXCHANGE AGREEMENT.

               On August 25, 1995, Capital Partners, Capital Partners International and Redwood Partners entered into the Exchange Agreement with the Issuer. Pursuant to the Exchange Agreement, the Issuer has acquired from Capital Partners, Capital Partners International and Redwood Partners all of their shares of Common Stock of the Issuer in exchange for 1,609,686, 92,501 and 57,813 shares of Common Stock of The Vigoro Corporation held by the Issuer. Further, the Exchange Agreement provides that the Issuer will pay to Capital Partners, Capital Partners International and Redwood Partners 17.866% of the sales proceeds resulting from any sale of all of the amount by which any capital stock of Amerace Corporation received by the Company exceeds $240,000,000 (subject to certain adjustments as provided in the Exchange Agreement).


                              (Page 21 0f 31 pages)

          TERMINATION AGREEMENT.

               The Termination Agreement provides for termination of the Purchase Agreement and related agreements among the Reporting Persons, the Issuer and certain other affiliates of the Issuer. As a result of the Termination Agreement, the Reporting Persons have given up, among other things, their right to nominate directors for election to the Issuer's board. The Termination Agreement is attached as Exhibit 7(7).

Item 7.   EXHIBITS.

          Item 7 of the Statement is amended by adding thereto the following exhibits:


          Exhibit No.         Description of Exhibit
          -----------         ----------------------

          Exhibit 7(1)        Agreement with respect to
                              Schedule 13D

          Exhibit 7(2)        Purchase Agreement

          Exhibit 7(3)        Further Agreement with
                              respect to Schedule 13D

          Exhibit 7(4)        Asset Transfer Agreement

          Exhibit 7(5)        Transfer and Consent Agreement

          Exhibit 7(6)        Exchange Agreement

          Exhibit 7(7)        Waiver and Termination of Certain Agreements


                              (Page 22 of 31 pages)

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        HELLMAN & FRIEDMAN CAPITAL
                                        MANAGEMENT, INC.



Dated:  August   , 1995            By:   /s/ John M. Pasquesi
               --                      -----------------------
                                   Its:  Vice President
                                        ----------------------

                                         /s/ John M. Pasquesi
                                        ----------------------
                                        John M. Pasquesi



                              (Page 23 of 31 pages)

                                   Schedule 1
                                   ----------


Hellman & Friedman Capital Management, Inc. ("Management, Inc.")
- ----------------------------------------------------------------

Directors and Executive Officers
- --------------------------------

                                                       Present               Principal
Name and Address(1)        Title                 Principal Occupation   Business and Address
- -------------------        -----                 --------------------   --------------------
F. Warren Hellman          Director and          Partner,               Investment
One Maritime Plaza         President             Hellman & Friedman     One Maritime Plaza
12th Floor                 H&F Investment                               12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111

Tully M. Friedman          Director,             Partner,               Investment
One Maritime Plaza         Vice President and    Hellman & Friedman     One Maritime Plaza
12th Floor                 Treasurer                                    12th Floor
San Francisco, CA 94111    H&F Investment                               San Francisco, CA 94111

Matthew R. Barger          Vice President        Partner,               Investment
One Maritime Plaza         H&F Investment        Hellman & Friedman     One Maritime Plaza
12th Floor                                                              12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111

John M. Pasquesi           Vice President and    Partner,               Investment
One Maritime Plaza         Secretary             Hellman & Friedman     One Maritime Plaza
12th Floor                 H&F Investment                               12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111

Tortola Corp. Co. Ltd.(2)  Vice President        Not applicable         Nominee Company
Wickhams Cay               H&F Investment                               Wickhams Cay
Road Town                                                               Road Town
Tortola                                                                 Tortola
British Virgin Islands                                                  British Virgin Islands

Mitchell R. Cohen          Vice President        Partner,               Investment
One Maritime Plaza         H&F Investment        Hellman & Friedman     One Maritime Plaza
12th Floor                                                              12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111

Georgia Lee                Vice President        Partner,               Investment
One Maritime Plaza         H&F Investment        Hellman & Friedman     One Maritime Plaza
12th Floor                                                              12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111




- ---------------

(1) Each of Messrs. F. Warren Hellman, Friedman, Barger, Pasquesi, Cohen and Ms. Lee are United States Citizens.

(

                                   Schedule 2
                                   ----------


H&F Investment Capital International, Inc. ("H&F  Investment")
- --------------------------------------------------------------

Directors and Executive Officers
- --------------------------------

                                                       Present               Principal
Name and Address(1)        Title                 Principal Occupation   Business and Address
- -------------------        -----                 --------------------   --------------------
F. Warren Hellman          Director and          Partner,               Investment
One Maritime Plaza         President             Hellman & Friedman     One Maritime Plaza
12th Floor                 H&F Investment                               12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111

Tully M. Friedman          Director,             Partner,               Investment
One Maritime Plaza         Vice President and    Hellman & Friedman     One Maritime Plaza
12th Floor                 Treasurer                                    12th Floor
San Francisco, CA 94111    H&F Investment                               San Francisco, CA 94111

John M. Pasquesi           Vice President and    Partner,               Investment
One Maritime Plaza         Secretary             Hellman & Friedman     One Maritime Plaza
12th Floor                 H&F Investment                               12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111

Tortola Corp. Co. Ltd.(2)  Vice President        Not applicable         Nominee Company
Wickhams Cay               H&F Investment                               Wickhams Cay
Road Town                                                               Road Town
Tortola                                                                 Tortola
British Virgin Islands                                                  British Virgin Islands




- ---------------

(1)  Each of Messrs. F. Warren Hellman, Friedman, and Pasquesi are United States Citizens.

(2)  This Corporation serves as an officer of H&F Investment.

                                   Schedule 3
                                   ----------


H&F Capital Management International, Inc. ("Management International, Inc.")
- -----------------------------------------------------------------------------

Directors and Executive Officers
- --------------------------------

                                                       Present               Principal
Name and Address(1)        Title                 Principal Occupation   Business and Address
- -------------------        -----                 --------------------   --------------------
F. Warren Hellman          Director and          Partner,               Investment
One Maritime Plaza         President             Hellman & Friedman     One Maritime Plaza
12th Floor                 Management                                   12th Floor
San Francisco, CA 94111    International, Inc.                          San Francisco, CA 94111

Tully M. Friedman          Director,             Partner,               Investment
One Maritime Plaza         Vice President and    Hellman & Friedman     One Maritime Plaza
12th Floor                 Treasurer                                    12th Floor
San Francisco, CA 94111    Management                                   San Francisco, CA 94111
                           International, Inc.

Matthew R. Barger          Vice President        Partner,               Investment
One Maritime Plaza         Management            Hellman & Friedman     One Maritime Plaza
12th Floor                 International, Inc.                          12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111

John M. Pasquesi           Vice President and    Partner,               Investment
One Maritime Plaza         Secretary             Hellman & Friedman     One Maritime Plaza
12th Floor                 Management                                   12th Floor
San Francisco, CA 94111    International, Inc.                          San Francisco, CA 94111

John L. Bunce, Jr.         Vice President        Partner,               Investment
One Maritime Plaza         Management            Hellman & Friedman     One Maritime Plaza
12th Floor                 International, Inc.                          12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111

Marco W. Hellman           Vice President        Partner,               Investment
One Maritime Plaza         Management            Hellman & Friedman     One Maritime Plaza
12th Floor                 International, Inc.                          12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111

Mitchell R. Cohen          Vice President        Partner,               Investment
One Maritime Plaza         Management            Hellman & Friedman     One Maritime Plaza
12th Floor                 International, Inc.                          12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111

Georgia Lee                Vice President        Partner,               Investment
One Maritime Plaza         Management            Hellman & Friedman     One Maritime Plaza
12th Floor                 International, Inc.                          12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111




- ---------------

(1) Each of Messrs. F. Warren Hellman, Friedman, Barger, Pasquesi, Bunce, Marco W. Hellman, Cohen and Ms. Lee are United States Citizens.

                                   Schedule 4
                                   ----------


H&F Redwood Investors, Inc. ("Investors, Inc.")
- -----------------------------------------------

Directors and Executive Officers
- --------------------------------

                                                       Present               Principal
Name and Address(1)        Title                 Principal Occupation   Business and Address
- -------------------        -----                 --------------------   --------------------
F. Warren Hellman          Director and          Partner,               Investment
One Maritime Plaza         President             Hellman & Friedman     One Maritime Plaza
12th Floor                 Investors, Inc.                              12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111

Tully M. Friedman          Director,             Partner,               Investment
One Maritime Plaza         Vice President and    Hellman & Friedman     One Maritime Plaza
12th Floor                 Treasurer                                    12th Floor
San Francisco, CA 94111    Investors, Inc.                              San Francisco, CA 94111

Matthew R. Barger          Vice President        Partner,               Investment
One Maritime Plaza         Investors, Inc.       Hellman & Friedman     One Maritime Plaza
12th Floor                                                              12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111

John M. Pasquesi           Vice President and    Partner,               Investment
One Maritime Plaza         Secretary             Hellman & Friedman     One Maritime Plaza
12th Floor                 Investors, Inc.                              12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111

John L. Bunce, Jr.         Vice President        Partner,               Investment
One Maritime Plaza         Investors, Inc.       Hellman & Friedman     One Maritime Plaza
12th Floor                                               12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111

Marco W. Hellman           Vice President        Partner,               Investment
One Maritime Plaza         Investors, Inc.       Hellman & Friedman     One Maritime Plaza
12th Floor                                                              12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111

Mitchell R. Cohen          Vice President        Partner,               Investment
One Maritime Plaza         Investors, Inc.       Hellman & Friedman     One Maritime Plaza
12th Floor                                                              12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111

Georgia Lee                Vice President        Partner,               Investment
One Maritime Plaza         Investors, Inc.       Hellman & Friedman     One Maritime Plaza
12th Floor                                                              12th Floor
San Francisco, CA 94111                                                 San Francisco, CA 94111




- ---------------

(1) Each of Messrs. F. Warren Hellman, Friedman, Barger, Pasquesi, Bunce, Marco W. Hellman, Cohen and Ms. Lee are United States Citizens.

                                    EXHIBITS
                                    --------


Description of Exhibit                  Sequentially Numbered Page
- ----------------------                  --------------------------

Exchange Agreement